UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013
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Commission File Number: 001-34797
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Camelot Information Systems Inc.

Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

EXHIBIT INDEX

Exhibit No.	Description

99.1	a press release announcing the departure of Mr. Qian Zhao, co-president of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on January 14, 2013.

Camelot Information Systems Announces the Departure of Co-President Mr. Qian Zhao

BEIJING, Jan. 14, 2013 /PRNewswire/ -- Camelot Information Systems Inc. ("Camelot" or the "Company") (CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that Mr. Qian Zhao has resigned his positions as Co-President and Director, effective January 8, 2013, for personal reasons.

Simon Ma, Chairman and CEO of Camelot, commented, "It has been a pleasure working with Mr. Zhao, and we would like to express our deep appreciation for his contributions to the development of our Company."

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology ("IT") services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation ("IDC"). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

SAFE HARBOR

This press release contains statements that may constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies, the Company's ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company's ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Company Contacts:

Camelot Information Systems Inc.

Mr. Franklin King, Interim Chief Financial Officer

Tel: +86 (10) 8201 9008

E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager

Tel: +1 (646) 371-6533

E-mail: investors@camelotchina.com

Investor Relations Contacts:

CCG Investor Relations

Mr. Crocker Coulson, President

Tel: +1 (646) 213-1915

E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager

Tel: +86 (10) 8573 1014 (Beijing)

E-mail: john.harmon@ccgir.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By	:	/s/ Yiming Ma
Name	:	Yiming Ma
Title	:	Chief Executive Officer

Date: January 17, 2013